EXHIBIT 21.1

Invesco Mortgage Capital, Inc.
Subsidiaries

Name	Jurisdiction
IAS Operating Partnership LP	Delaware
IAS Asset I LLC	Delaware
IVR 1552 Broadway LLC	Delaware
IMRF Holdings LLC	Delaware
IMRF TRSCO Inc.	Delaware
IAS Services LLC	Michigan
IVR 17 Battery Place LLC	Delaware
IVR Irish Mezzanine LLC	Delaware